

October 24, 2013

Via E-mail
Edgar Ward
President and Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road
L 6 Coconut Creek, FL 33073

> **Re:** **NutraFuels, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2013**
> **File No. 333-191407**

Dear Mr. Ward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Revise your disclosure as necessary to provide accurate, precise, and consistent
        disclosure. For example, please address the following:

- You provide different figures regarding the number of shares being registered for
  resale with this registration statement on the prospectus cover page and fee table
  [1,664,997], at page 17 [1,699,997], and in the opinion of counsel filed as exhibit 5.1
  [2,232,132].

- In footnote (3) to your registration fee table, you refer to "$.00013640 of the
  aggregate offering price" and the table includes footnote (4) with no corresponding
  entry above.

- At page 12, you state "The manufacture, labeling and distribution of nutritional and
  dietary products is regulated by various federal, state and local agencies to which we
  distribute," but you do not elsewhere suggest that you distribute your products to
  agencies.

- Revise your selling stockholder table at page 17 to refer to shares of common stock
  rather than simply referring to "shares."

- At page 29 under "Corporate Governance," you state "We have no directors who are
  not 'independent'," but at page 46 you state "our sole director is not independent."

- It is unclear to which products you refer at page 39: "Our other products are not
  affected by seasonal factors."

- This disclosure at page 47 is unclear: "As a result of this offering and assuming the
  registration statement is declared effective until before March 31, 2014, as required
  under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic
  reports with the Securities and Exchange Commission through March 31, 2014,
  including a Form 10-K for the year ended March 31, 2014, assuming this registration
  statement is declared effective before that date."

3.   Provide current and updated information, particularly with regard to your liquidity and
        plan of operations. For example, we note the following disclosure at page 9: "As of June
        30, 2013, we had only $49,782 of cash and cash equivalents for our operational needs. If
        we fail to generate sufficient revenues to meet our monthly operating costs of $41,000 we
        will not have available cash for our operating needs after approximately one month."

Risk Factors, page 8

4.   Revise to eliminate from this section text which mitigates the risk you present, such as
        the statements under "If the products we sell" at page 10 beginning "Although,"
        including "we believe all of such products and the combinations of ingredients in them
        are safe" and the following statement at page 9 under "If we are unable to generate" –
        "Should we have inadequate funds to conduct our operations, our chief executive officer
        has indicated that he will provide loans to us, although there is no agreement obligating
        him to do so." If appropriate, such disclosure may appear outside of the Risk Factors
        section.

Security Ownership of Certain Beneficial Owners and Management, page 29

5.   Please revise your table to include a new column indicating the percentage of beneficial ownership, in light of Mr. Ward's ownership of the Series A Preferred Shares. We note the reference in footnote (2); see also Instruction 2 to Item 403 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 42

General

6.   We note that your audit report includes a reference to substantial doubt regarding your ability to continue as a going concern. You also indicate that you have increasing costs in the near term. Please address whether you have sufficient liquidity and capital resources to meet your working capital and operating activities needs for the next twelve months. If not, discuss the financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain. See Item 303(a) of Regulation S-K, including Instruction 5.

7.   Provide the tabular disclosure Item 303(a)(5) of Regulation S-K requires.

Components and Results of Operations, page 42

8.   Please revise and expand your disclosure for each annual and interim period presented to quantify underlying activities that generated income statement variances. For example, please include a comparison of the prices and volumes of products sold during each period presented in addressing changes in revenue. Your revised disclosure should address causal factors impacting each income statement line item. Refer to Item 303(a)(3) of Regulation S-K and related guidance.

Executive Compensation, page 48

9.   At page F-10, you indicate that on December 3, 2012, you issued 1,000 preferred shares to Mr. Ward "to assure permanent voting control." You also state that "the shares are deemed to have no value as they don't add substantively to the ownership value of the CEO." You also reference an issuance to Mr. Ward at pages 45 and 49 that you state took place on November 26, 2012. With a view toward revised disclosure, please address the following issues in your response:

   •   Explain why there are different dates cited for the issuance(s).

   •   Discuss the extent to which there was any requirement for stockholder approval, consideration, or notice of this change of control action under Florida law prior to its occurrence. If there was such a requirement, explain how the company complied with applicable law in that regard.

- Quantify the effective voting power Mr. Ward exercised (1) immediately prior to and (2) immediately following the issuance to him of the preferred shares.

- Disclose what if any consideration Mr. Ward provided in return for the preferred shares.

- Advise us whether applicable state law requires a subject company to obtain something in return for the issuance of its securities. Among other characteristics, we note that the shares appear to have a liquidation value of $100.

10. You indicate at page 50 that you have an oral agreement "to pay our chief executive officer Edgar Ward $82,949 annually." You also refer at page 10 to your CEO's statement that he will provide loans to you as needed. File as exhibits with your next amended Form S-1 all such agreements. For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (3) continued service to NutraFuels as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated May 17, 2013). The Compliance & Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

11. Insofar as you state that you based Mr. Ward's annual salary (of $82,949) in part upon "the hours committed and his experience," explain why you also indicate that the two payments of stock in 2013 for "services rendered" equal approximately $600,000 in value. See footnote 1 at page 48.

Financial Statements for Year Ended December 31, 2012

General

12. Please be mindful of the requirements to update your financial statements and auditor's consent. Refer to Rule 8-08 of Regulation S-X.

13. Please note that comments on your annual financial statements should also be applied to your interim financial statements, wherever applicable.

Balance Sheet, page F-2

14. Please expand your disclosure here or in Note 4 to include balances of major classes of depreciable assets, by nature or function, at each balance sheet date. Refer to FASB ASC 360-10-50-1.

Statement of Operations, page F-3

15.   We note that you have provided disclosure regarding interest expense as part of the footnotes to your financial statements. Please explain to us why you do not present interest expense as a non-operating expense on the face of your statement of operations. Refer to Rule 5-03(b)(8) of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-6

Revenue recognition, page F-6

16.   You state here that revenue recognition "typically occurs when the product is ordered and subsequently shipped." Please explain to us under what circumstances revenue is recognized before the product is shipped and how this policy complies with SAB Topic 13, or revise your disclosure for clarity.

Note 9 – Major Customers, page F-9

17.   At an appropriate place in your business discussion, please describe the customers upon which you substantially depend, and provide corresponding Risk Factors disclosure. We note the reference here to 68% of your revenues deriving from three customers. See Item 101(h)(4)(vi) of Regulation S-K. See also Item 101(c)(1)(vii). Also explain how this disclosure is consistent with your suggestion at pages 10 and 13 that 95% of your revenues derive from sales by your two distributors.

Financial Statements for Period Ended June 30, 2013

Statements of Operations, page F-12

18.   We note that your weighted average common shares outstanding (basic and diluted) totaled 16,450,977 for the six months ended June 30, 2013, but were only 9,302,335 for the three months ended June 30, 2013. Given that Note 6 only discloses additional shares issued during this period, please explain how weighted average common shares outstanding decreased during the second quarter. Refer to FASB ASC 260-10-45-10.

Exhibits, page 57

19.   Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As examples only, please file the following:

- Any employment agreements;

- Agreements with your customers, McLane Company Inc. and Core-Mark Holding Company, which contribute 95% of your sales revenue; and

- The various loan agreements referenced on page 45.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brenda Hamilton